Keefe, Bruyette & Woods

One-on-One Southeast Bank Mini Conference

Greenbrier Resort, West Virginia

June 5th – 6th, 2013

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2012 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarter ended March 31, 2013, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update forward-looking statements.

WesBanco
By all accounts, better.

WesBanco* at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $6.1 billion
- Founded in 1870
- 33 banks/24 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 118 banking offices + Pittsburgh Business Loan Office
  - 106 ATM's
- Wealth management, securities brokerage, insurance and proprietary family of mutual funds

* Traded as WSBC on NASDAQ.

WesBanco
By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	40*	40
Paul Limbert	President & CEO	35	35
Robert Young	EVP & CFO	26	11
Peter Jaworski	EVP & Chief Credit Officer	28	17
Jonathan Dargusch	EVP – Trust & Investments	31	2
Bernard Twigg	EVP – Chief Lending Officer	28	9

* As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Recent Accomplishments

- Increased dividends to shareholders 5 times in last 9 quarters representing a 36.0% increase.
- Continued growth in deposits and loans.
  - Strong loan origination focus.
  - Deposits have been impacted by Marcellus and Utica shale payments.
- Acquired Fidelity Bancorp.
  - Opens new markets in Pittsburgh, PA.
  - Builds on WSBC's existing commercial/retail presence in Pittsburgh market.
  - Provides high quality branch network with no overlap to existing WSBC branches.

WesBanco
By all accounts, better.

Recent Accomplishments

- Continued growth in earnings and improved credit quality.
- Formed a private banking team to coordinate delivery of special service products.
- Continued control of expenses.
- Continued restructuring of branch offices.
  - Closed 6 branches.
  - Will open 3 new branches in 2013.
- Maintained strong capital position, considered "Well capitalized" under regulatory guidelines.

An Expanding Franchise in Contiguous Markets: 118 banking offices


Ohio
Pennsylvania
West Virginia
Columbus
Pittsburgh
Wheeling
Parkersburg
Morgantown
Cincinnati
Jackson
Charleston

WesBanco
By all accounts, better.

Growth in Pittsburgh Market

- With Fidelity we have 15 offices and a loan production office in Western PA.
- Build upon community bank reputation of Fidelity.
- Operate as a separate market with a market president.
- Expect to grow to $1 billion in loans in next few years.
- Add revenue generating staff – reducing back office.
  - Loan officers – with a senior commercial lender
  - Treasury management
  - Trust – wealth management / securities
  - Insurance
- Expect to expand branch network in future years.

WesBanco
By all accounts, better.

Proven Acquisition Track Record

- History of successful consolidations.
- WesBanco is focused on targeted M & A opportunities in its higher growth metro markets within our market areas.
- Management, technology/ back office and capital/ liquidity strength to compete for deals of interest.
- Current stock valuation provides for upside potential for acquired bank's shareholders.

West Virginia and Ohio Marcellus/Utica Shale Opportunities for Organic Growth

Marcellus Shale Regional Coverage



MI
NY
Erie
PA
IN
OH
Pittsburgh
Harrisburg
NJ
Philadelphia
WV
KY
VA
TN
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460

WesBanco (105 Branches)	Fidelity (13 Branches)

- ❖Land owners are finding new wealth.
  - ❖Large cash payments for drilling rights.
  - ❖Land owners need financial advice.
  - ❖Our products in the retail bank provide short-term solutions.
  - ❖Our products in the wealth management function provide longer term solutions.
  - ❖Private banking combines all products and provides opportunities for financial advice

WesBanco
By all accounts, better.

Wealth Management Services

- $3.5B of assets under management/custody.
- Over 5,000 trust relationships.
- Combined Trust and Securities under one management team.
- 10 locations in WV, OH & PA.
- Improving performance as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Securities sales
  - Retirement planning



Assets Under Management ($B)
Management Fees ($MM)
Net Securities Brokerage Revenue ($MM)
$13.7
$15.8
$17.2
$18.0
$20.4*
$2.6
$2.8
$3.0
$3.2
$3.5
$4.2
$4.6
$4.4
$4.7
$6.1*
2009
2010
2011
2012
2013

*Annualized

WesBanco
By all accounts, better.

QTD Performance Comparison

($ in thousands, except diluted earnings per share)	**Quarter Ended March 2013**	**Quarter Ended March 2012**	**% Change**
Net Income	$16,021	$11,990	33.6%
Diluted Earnings Per Share	$ 0.55	$ 0.45	22.2%
Provision for Credit Losses	$2,102	$6,202	(66.1%)
Return on Average Assets	1.07%	0.87%	23.0%
Return on Average Tangible Equity*	16.72%	13.93%	20.0%
Net Interest Margin (FTE)	3.64%	3.57%	2.0%
Efficiency Ratio, excludes restructuring and merger related expenses*	60.59%	60.64%	(0.1%)

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Summary – Capital Ratios %



Total Risk Based Capital
Tangible Equity to Tangible Assets *
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
14.14%
6.76%
14.36%
7.00%
14.45%
7.13%
14.07%
6.77%
14.13%
6.97%
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)



$ 850
750
650
550
450
350
250
150
50
(50)
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
Loan Growth
Deposit Growth
Capital Growth

*11/30/12 acquisition of Fidelity Bancorp.

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $1.59 B
~26.1% of total assets


US Govt. Agencies 4.1%
Municipals, 37.7%
Agency Mortgage-Backed & CMOs, 55.0%
Equities & Others, 3.2%

- Average tax-equivalent portfolio yield of 3.17% at 3/31/13.
- WAL approx. 4.6 years; modified duration 3.9%.
- Over 55% unpledged.
- Sold approx. 60% or $130 million of Fidelity portfolio including TRUPs, non-Agency MBS, and impaired equities.
- Net unrealized AFS securities gains of $19.5 million at 3/31/13: total net portfolio gain of $52.1 million.

WesBanco
By all accounts, better.

Diversified Loan Portfolio

3/31/13

Total Portfolio Loans = $3.70 B


Comm. & Ind., 13.4%
LHFS, 0.4%
Consumer, 7.3%
HELOC, 7.5%
Res. Real Estate, 21.9%
Comm. Real Estate, 49.5%

Comm. Real Estate = $1.83 B


Const & Dev. 10.1%
Investor-owned 60.9%
Owner-occupied 29.0%

WesBanco
By all accounts, better.

Diversified Operating Non-interest Income*



Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$59.3
$60.4
$60.2
$62.6
$71.1
2009
2010
2011
2012
2013
Annualized

- Non-interest income contributed 28% of net revenue for the 1Q 2013.
- Non-bank offerings (trust, insurance, securities) contributed $7.3 million to 1Q 2013 revenue.
- Securities brokerage revenue has increased 39% in 1Q 2013 compared to 1Q 2012.
- Service charges and fees have declined after the 2010 implementation of the new overdraft regulations.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information.

WesBanco By all accounts, better.

Peer Group – Price / 2013 Estimated Earnings

Price / 2013 Estimated Earnings (x) (1)



Median (Excl. WSBC):
13.4x
18.0x
16.0x
14.0x
12.0x
10.0x
8.0x
6.0x
15.5x
14.8x
14.7x
13.9x
13.9x
13.8x
13.5x
13.3x
12.9x
12.8x
12.5x
12.0x
11.9x
11.8x
FCF
FFBC
UBSI
National Peers (2)
PRK
FNB
ONB
CHCO
STBA
FRME
MSFG
CTBI
PEBO
WSBC

Source: SNL Financial and FactSet Research System; Market Data as of 5/31/2013.

(1) 2013 earnings estimated per First Call; SRCE earnings estimated not available.

(2) Includes nationwide banks and thrifts between $2 billion and $10 billion in total assets.

WesBanco
By all accounts, better.

Peer Group – Price / 2014 Estimated Earnings



Price / 2014 Estimated Earnings (x) (1)
Median (Excl. WSBC):
12.7x
16.0x
14.0x
12.0x
10.0x
8.0x
6.0x
14.2x
14.1x
13.9x
13.4x
13.1x
13.1x
12.7x
12.7x
12.6x
12.0x
11.7x
11.6x
11.5x
11.4x
FFBC
FCF
UBSI
PRK
National Peers (2)
STBA
FNB
CHCO
ONB
CTBI
PEBO
MSFG
WSBC
FRME

Source: SNL Financial and FactSet Research System; Market Data as of 5/31/2013.
(1) 2013 earnings estimated per First Call; SRCE earnings estimated not available.
(2) Includes nationwide banks and thrifts between $2 billion and $10 billion in total assets.

WesBanco
By all accounts, better.

Current Market Update

Market Performance – Cycle-to-Date



125.00%
100.00%
75.00%
50.00%
25.00%
0.00%
6/30/07
12/19/08
6/15/10
12/7/11
5/31/13
S&P 500 Index (8.47%)
WSBC (-15.08%)
KBW Regional Banking Index (-32.70%)
KBW Bank Index (-45.43%)

Source: FactSet Research System.

WesBanco
By all accounts, better.

Current Market Update

Market Performance – Since January 1, 2010



225.00%
200.00%
175.00%
150.00%
125.00%
100.00%
75.00%
50.00%
1/1/10
11/8/10
9/16/11
7/23/12
5/31/13
WSBC (103.00%)
S&P 500 Index (46.24%)
KBW Bank Index (44.23%)
KBW Regional Banking Index (37.92%)

Source: FactSet Research System.

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year
	Mar. 31, 2013
Up 1% Rate Shock	+2.2%
Up 2% Rate Shock	+2.6%
Up 3% Rate Shock	+1.6%
Up 2% Rate Ramp	+1.7%
Down 1% Rate Shock	-2.2%
EVE Up 2% Rate Ramp	+8.5%
EVE Down 1% Rate Ramp	-0.1%

EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Investment Rationale

- Strong regulatory capital.
- Proven acquisition-oriented growth strategy.
- Liquidity to provide for additional lending capacity.
- Asset quality compares favorably with regional and national peers.
- Diversity of earnings stream.
- Potential upside market appreciation.

Appendix

Appendix: Reduction in Classified Loans



10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
NPA's as a % of total Loans
Criticized & Classified Loans as a % of total Loans

WesBanco
By all accounts, better.

Appendix: Allowance Coverage


3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
ALL as % of total Loans
Non Performing Loans as a % of total Loans

WesBanco
By all accounts, better.

Appendix: Loan Totals by Market ($ millions)

March 31, 2013	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 496	$ 431	$ 927	25%
North Central WV	259	203	462	12%
Parkersburg	165	82	247	7%
Kanawha Valley	66	55	121	3%
Western PA	329	167	496	13%
Total East Markets	**$ 1,315**	**$ 938**	**$ 2,253**	**60%**
Central Ohio	550	118	668	19%
Southwest Ohio	319	193	512	14%
Southeast Ohio	144	121	265	7%
Total West Markets	**$ 1,013**	**$ 432**	**$ 1,445**	**40%**
Total Bank	**$ 2,328**	**$ 1,370**	**$ 3,698**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market ($ thousands)

March 31, 2013	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 640	$ 4,509	$ 3,855	$ 45	$9,049	12%
North Central WV	417	2,119	2,770	----	5,306	7%
Parkersburg	12	1,598	1,681	94	3,385	5%
Kanawha Valley	----	2,280	394	----	2,674	4%
Western PA	894	4,370	3,155	3,612	12,031	17%
Total East Markets	**$ 1,963**	**$ 14,876**	**$ 11,855**	**$ 3,751**	**$32,445**	**45%**
Central Ohio	83	12,785	3,363	698	16,929	23%
Southwest Ohio	1,561	12,403	4,032	379	18,375	26%
Southeast Ohio	738	2,662	1,170	100	4,670	6%
Total West Markets	**$ 2,382**	**$ 27,850**	**$ 8,565**	**$ 1,177**	**$39,974**	**55%**
Total Bank	**$ 4,345**	**$ 42,726**	**$ 20,420**	**$ 4,928**	**$72,419**	**100%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands, except per share data)

	3/31/13	3/31/12
Non-interest expense	$ 40,747	$ 35,665
Less: restructuring and merger related expense	1,178	---
Non-interest expense excluding restructuring and merger related expense	$ 39,569	$35,665
Net Interest income (on a fully taxable equivalent basis)	$ 47,812	$ 43,488
Non-interest income	17,496	15,322
Total income	$ 65,308	$ 58,810
Non-interest expense / total income (efficiency ratio)	60.59%	60.64%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)

	1Q'12	2Q'12	3Q'12	4Q'12	1Q'13
Total shareholder's equity	$ 642,001	$ 649,112	$ 659,322	$ 714,184	$ 724,409
Less: goodwill & other intangible assets	(282,612)	(282,088)	(281,570)	(324,465)	(323,003)
Tangible equity	$ 359,389	$ 367,024	$ 377,752	$ 389,719	$ 401,406
Total assets	$5,600,643	$5,525,405	$5,576,959	$6,078,717	$6,085,448
Less: goodwill & other intangible assets	(282,612)	(282,088)	(281,570)	(324,465)	(323,003)
Tangible assets	$5,318,031	$5,243,317	$5,295,389	$5,754,252	$5,762,445
Tangible equity to tangible assets	**6.76%**	**7.00%**	**7.13%**	**6.77%**	**6.97%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Operating non-interest income

($ in thousands)

	2009	2010	2011	2012	2013*
Non-interest Income	$ 64,589	$ 59,599	$ 59,888	$ 64,775	$ 70,956
Less: Net Securities gains	6,046	3,362	963	2,463	65
Less: net gains/losses on other real estate owned and other assets	(747)	(4,128)	(1,290)	(305)	(187)
Net operating non-interest income	$ 59,290	$ 60,365	$ 60,215	$ 62,617	$ 71,078

*** Annualized**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	3/31/12 YTD	3/31/13 YTD
Net income*	$ 48,223	$ 64,974
Plus: amortization of intangibles*	1,405	1,647
Net income before amortization of intangibles*	$ 49,628	$ 66,621
Average total shareholders' equity	$ 639,180	$ 722,211
Less: average goodwill & other intangibles	(282,849)	(323,662)
Average tangible equity	$ 356,331	$ 398,548
Return on average tangible equity	13.93%	16.72%

***Annualized**

WesBanco
By all accounts, better.

WesBanco®

By all accounts, better.